UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Quintiles IMS Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

74876Y101

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,163,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 33,163,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,163,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 216,526,774 shares of common stock (“Common Stock”) of Quintiles IMS Holdings, Inc. (the “Issuer”) outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 4, 2017.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,163,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 33,163,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,163,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 216,526,774 shares of Common Stock outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2017.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,163,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 33,163,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,163,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 216,526,774 shares of Common Stock outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2017.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Biotech Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,163,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 33,163,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,163,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 216,526,774 shares of Common Stock outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2017.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,163,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 33,163,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,163,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 216,526,774 shares of Common Stock outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2017.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 7 of 11 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,163,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 33,163,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,163,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 216,526,774 shares of Common Stock outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2017.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 13, 2016, as amended and supplemented by Amendment No. 1 filed on March 2, 2017 and Amendment No. 2 filed on June 2, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar V Advisors, LLC, a Delaware limited liability company, (ii) TPG GenPar VI Advisors, LLC, a Delaware limited liability company, and (iii) TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG Partners V, L.P., a Delaware limited partnership, which directly holds 11,859,246 shares of Common Stock, (ii) TPG FOF V-A, L.P., a Delaware limited partnership, which directly holds 31,024 shares of Common Stock, and (iii) TPG FOF V-B, L.P., a Delaware limited partnership, which directly holds 25,016 shares of Common Stock. TPG GenPar VI Advisors, LLC is the general partner of TPG GenPar VI, L.P., a Delaware limited partnership, which is the general partner of TPG Partners VI, L.P., a Delaware limited partnership, which directly holds 11,868,370 shares of Common Stock. TPG Biotechnology GenPar III Advisors, LLC is the general partner of TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners III, L.P., a Delaware limited partnership, which directly holds 489,669 shares of Common Stock. Advisors VI is the (i) general partner of TPG FOF VI SPV, L.P., a Delaware limited partnership, which directly holds 46,916 shares of Common Stock, and (ii) managing member of TPG Iceberg Co-Invest LLC, a Delaware limited liability company, which directly holds 4,080,577 shares of Common Stock. Advisors V is the general partner of TPG Quintiles Holdco II, L.P., a Delaware limited partnership, which directly holds 4,525,830 shares of Common Stock. Biotech Advisors is the general partner of TPG Quintiles Holdco III, L.P., a Delaware limited partnership (together with TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG Biotechnology Partners III, L.P., TPG FOF VI SPV, L.P., TPG Iceberg Co-Invest LLC and TPG Quintiles Holdco II, L.P., the “TPG Funds”), which directly holds 236,826 shares of Common Stock.”

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Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the paragraph titled “May 2017 Lock-Up Agreement”:

“August 2017 Offering

On August 28, 2017, the TPG Funds sold an aggregate of 3,772,134 shares of Common Stock at a price of $97.33 per share pursuant to Rule 144 under the Securities Act of 1933, as amended.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 216,526,774 shares of Common Stock outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2017. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 33,163,474 shares of Common Stock, which constitutes approximately 15.3% of the outstanding shares of Common Stock.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors V, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Biotech Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter, dated as of October 13, 2016 (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Commission on October 13, 2016 by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated as of May 3, 2016, by and among the IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
  Shareholders Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and Certain Shareholders (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
  Share Repurchase Agreement, dates as of February 23, 2017, by and among Quintiles IMS Holdings, Inc. and the selling shareholders set forth in Schedule I thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 24, 2017).
  Underwriting Agreement, dated May 24, 2017 by and among Quintiles IMS Holdings, Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2017).
  Form of Lock-Up Letter, dated May 24, 2017, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2017).

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